SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON JULY 12, 2011 VIA CONFERENCE CALL, DRAWN UP IN THE SUMMARY FORMAT.

Corporate Registry (NIRE) 35300396090

1.	Date:	July 12, 2011

2.	Time:	3:00 p.m.

3.	Venue:	Avenida Brigadeiro Faria Lima, 3400 – 20° andar.

4. Attendance: Benjamin Steinbruch, Jacks Rabinovich, Antonio Francisco dos Santos, Yoshiaki Nakano, Alexandre Gonçalves Silva, Fernando Perrone and Gilberto Sayão da Silva –Board members and Marcos Rodrigues Themudo Lessa acting as Secretary of the Extraordinary Meeting, which was held via conference call.

5. Agenda: 5.1 – to carry out the fifth (5th) issue of unsecured, non-convertible debentures issued by the Company in a single series, amounting to one billion, one hundred and fifty million reais (R$1,150,000,000.00) (“Issue” and “Debentures”, respectively), for public offering with restricted placement efforts, pursuant to CVM Rule 476 (“CVM”) of January 16, 2009, as amended (“Restricted Offer” and “CVM Rule 476”, respectively); 5.2 – to authorize the Company's Management to practice all the acts necessary to formalize the aforementioned resolutions; and 5.3 –General Matters

6. Matters Discussed: 6.1 – Issue of Debentures – The Board of Directors approved the Issue and the Restricted Offer, which shall have the following characteristics and conditions, according to the “Private Instrument of Indenture of the Fifth (5th) Issue of Unsecured, Non-Convertible Debentures, in a single series, for Public Offering with Restricted Placement Efforts of Companhia Siderúrgica Nacional”, to be entered into between the Company and Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., in the capacity as trustee representing the community of Debenture holders (“Indenture”, “Trustee” and “Debenture Holders”, respectively): (i) Number of the Issue: Debentures represent the fifth issue of the Company's debentures; (ii) Total Issue Amount: The total issue amount shall be one billion, one hundred and fifty million reais (R$1,150,000,000.00) (“Total Issue Amount”); (iii) Number of Debentures: One hundred and fifteen (115) debentures shall be issued; (iv) Unit Face Value and Unit Face Value Adjustment. Debentures shall have unit face value of ten million reais (R$ 10,000,000.00) on the Date of Issue (as defined hereinbelow) (“Unit Face Value”). The Unit Face Value of Debentures shall not be adjusted by any index; (v) Number of Series: Debentures shall be issued in a single series; (vi) Allocation of Funds. Net proceeds obtained through the Issue and the Restricted Offer, less regular deductions, offering commissions and estimated expenses to be paid by the Company shall be fully allocated to finance the Company’s working capital and other usual activities; (vii) Type, Convertibility and Evidence of Ownership. Debentures shall not be convertible into shares issued by the Company and shall be book-entry, registered and without issuing certificates. For all legal purposes, the ownership of Debentures shall be evidenced by the deposit account statement issued by the Bookkeeping Agent (as defined hereinbelow), in the capacity as the financial institution liable for the Debentures bookkeeping. In addition, a statement issued by CETIP S.A. – OTC Clearing House (“CETIP”), on behalf of the holder whose Debentures are electronically held under the custody of

SND (as defined hereinbelow) shall be acknowledged as Debentures ownership statement; (viii) Agent Bank and Bookkeeping Agent. The Agent Bank of this present Issue shall be Itaú Unibanco S.A., a financial institution headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n° 100, Corporate Taxpayer’s ID (“CNPJ/MF”) 60.701.190/0001-04 ("Agent Bank”) and the bookkeeping agent of Debentures shall be Itaú Corretora de Valores, S.A., a financial institution, headquartered in the City and State of São Paulo at Avenida Brigadeiro Faria Lima, 3.400, 10o andar, Corporate Taxpayer ID (CNPJ) 61.194.353/0001-64 (“Bookkeeping Agent”); (ix) Price and Form of Subscription and Payment. Debentures shall be subscribed by their Unit Face Value, plus Remuneration (as defined hereinbelow), calculated pro rata temporis, as of the Date of Issue to the date of effective payment of Debentures. Debentures shall be fully paid in cash, in domestic currency, upon subscription, according to CETIP’s settlement rules; (x) Type. Debentures shall be unsecured and Debenture holders shall not have priority in relation to other unsecured creditors of the Company, pursuant to Article 58, Law 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”); (xi) Placement and Plan of Distribution. Debentures shall be purpose of a public offering with restricted placement efforts, pursuant to CVM Rule 476, under the placement firm commitment for the total amount of Debentures, targeting qualified investors, as defined in Article 109, CVM Rule 409 of August 18, 2004, as amended, also observing Article 4 of CVM Rule 476 (“Qualified Investors”); (xii) Offering and Trading Distribution. Debentures shall be registered for public offering on the primary market and trading on the secondary market through the Securities Distribution System (“SDT”) and the National Debentures System – SND (“SND”), both managed and operated by CETIP, distribution and trading settled and Debentures electronically held under the custody of CETIP and Debentures may only be traded between Qualified Investors, after elapsing ninety (90) consecutive days of their subscription or acquisition by Qualified Investors, pursuant to Articles 13 and 15 of CVM Rule 476, respectively, and as long as the Company is in compliance with the obligations provided for in Article 17 of CVM Rule 476; (xiii) Date of Issue of Debentures: For all legal purposes, the date of issue of Debentures shall be July 20, 2011 (“Date of Issue”); (xiv) Effectiveness and Maturity Date. Debentures shall be effective for eight (8) years as of the Date of Issue, thus, maturing on July 20, 2019 ("Maturity Date”); (xv) Amortization. The Unit Face Value shall be amortized in three (3) annual installments, as of the sixth (6th) year from the Date of Issue, the first installment on July 20, 2017, the second installment on July 20, 2018 and the third installment on the Maturity Date; (xvi) Remuneration and Payment of Remuneration. The Unit Face Value or the balance of Unit Face Value, where applicable, shall bear compensatory interest rate corresponding to one hundred, ten wholes and eighty hundredths percent (110.80%) of the accumulated variation of the DI daily average rates, one-day interbank deposit rate, over extra group, expressed as annual percentage, basis of two hundred and fifty-two (252) business days, daily calculated and published by CETIP (“DI Rate”) in the daily bulletin available on its website (http://www.cetip.com.br). The remuneration shall be calculated exponentially and cumulative, pro rata temporis per business days elapsed, as of the Date of Issue or the immediately preceding Payment Date of Remuneration (as defined hereinbelow), where applicable, until the date of effective payment, observing the payment schedule described in the Indenture (“Remuneration”), according to the formula to be described in the Indenture. Remuneration shall be paid on a quarterly basis as of the Date of Issue, and the first payment shall be due on October 20, 2011 and the last payment on the Maturity Date (each payment date of Remuneration, a “Payment Date of Remuneration”); (xvii) Renegotiation. Debentures shall not be purpose of scheduled renegotiation; (xviii) Early Maturity. The Trustee, in compliance with the procedures to be provided for in the Indenture, may declare the early maturity of all obligations, purpose of the Indenture and require the Company’s prompt payment of the Unit Face Value or balance of the Unit Face Value of Outstanding Debentures, where applicable, plus Remuneration calculated pro rata temporis, as of the Date of Issue or the immediately preceding Payment Date of Remuneration, where applicable, until the date of effective payment, besides other charges payable if occurs any assumption of default to be set forth in the Indenture, as described in Attachment I hereto; (xix) Optional Early Redemption. The Company reserves the right to, at any time, at its sole discretion, declare the early redemption of a portion or all outstanding Debentures (“Optional Early Redemption”). The Optional Early Redemption shall be made by paying the Unit Face Value or balance of the Unit Face Value, where applicable, plus Remuneration, calculated pro rata temporis as of the Date of Issue or the immediately preceding Payment Date of Remuneration, where applicable, until the date of effective Optional Early Redemption, plus premium corresponding to (a) fifty hundredths percent (0.50%) of the Unit Face Value of Debentures, purpose of the redemption referred to herein, if redemption occurs as of the twelfth (12th) month, exclusive, and before the lapse of the seventy-second (72nd)-month term, inclusive, as of the Date of Issue, i.e., July 20, 2012 and July 20, 2017, inclusive; and (b) ten hundredths percent (0.10%) of the Unit Face Value or balance of Unit Face Value of Debentures, purpose of the redemption referred to herein, where applicable, if redemption is made after the lapse of seventy-two (72)-month term, exclusive, as of the Date of Issue, i.e., July 20, 2017, exclusive, up to the Maturity Date (“Premium”), observing the procedures provided for in the Indenture; (xx) Mandatory Early Redemption. In the event of merger, amalgamation (applicable when the Company is the mergee), or spin-off of the Company, it may ensure the Debenture Holders, if they thus intend, during the minimum term of six (6) months as of the publication date of the minutes of shareholders’ meeting(s) related to the operation, the mandatory early redemption of Debentures held thereby without any Premium due (as defined hereinbelow) by the Company and without the Company incurring in any penalties due to the mandatory early redemption, observing the procedures to be set forth in the Indenture (“Mandatory Early Redemption” and, jointly with the Optional Early Redemption, simply, “Early Redemption”). The Mandatory Early Redemption shall be made by paying the Unit Face Value or the balance of Unit Face Value, where applicable, plus Remuneration, calculated pro rata temporis, as of the Date of Issue or the immediately preceding Payment Date of Remuneration, where applicable, until the date of effective Optional Early Redemption, without payment of Premium or penalty due to the Mandatory Early Redemption; and (xxi) Optional Acquisition: The Company may, at any time, acquire Outstanding Debentures, pursuant to Article 55, Paragraph 3 of the Brazilian Corporation Law and the rules issued by the Brazilian Securities and Exchange Commission (CVM), and this fact shall be mentioned in the Management Report and financial statements. The Debentures acquired by the Company may, at its discretion, be cancelled, be held in treasury, or again placed on the market, pursuant to Articles 13 to 15 of CVM Rule 476, where applicable. Debentures acquired by the Company to be held in treasury, pursuant to this item, if and when placed again on the market, shall be entitled to the same Remuneration applicable to other Outstanding Debentures. 6.2 - The members of the Board of Executive Officers are authorized herein to take all the measures necessary to implement this resolution, and pursuant to the Company’s Bylaws, they may (i) execute the Indenture, the Debentures distribution agreement and any other documents related to the Debentures, including any amendments thereto; and (ii) practice all the acts necessary to carry out, formalize and improve the Issue and the Restricted Offer, especially, but not limited to, the contracting of one or more financial institutions authorized to operate on the capital markets for the public offering of Debentures, the Trustee, the Agent Bank, the Bookkeeping Agent, the legal counsels, Debentures distribution systems on the primary market (SDT) and trading on the secondary market (SND) of CETIP, as well as any other services providers related to the Issue and the Restricted Offer; 6.3 – General Matters – There being no further business to discuss, the meeting was adjourned to draw up these minutes, which were read, approved and signed by all attendees.

This is a free English translation of the minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Marcos Rodrigues Themudo Lessa

 Secretary of the Extraordinary Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 06, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.